Exhibit 23.2

Consent of Independent Registered Certified Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) of OPKO Health, Inc. for the registration of common stock, preferred stock, debt securities, depository shares, warrants, purchase contracts and units and to the incorporation by reference therein of our report dated March 1, 2018 (except for Notes 1, 2, 14 and 15, as to which the date is January 28, 2019), with respect to the consolidated financial statements of OPKO Health, Inc. and subsidiaries, and our report dated March 1, 2018, with respect to the effectiveness of internal control over financial reporting of OPKO Health, Inc. and subsidiaries, included in the Current Report on Form 8-K of OPKO Health, Inc. dated January 28, 2019, filed with the Securities and Exchange Commission.

/S/ Ernst & Young LLP

Miami, Florida

January 28, 2019